UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-37670

PI MERGER SUB LLC

(as successor in interest to Lonestar Resources US Inc.)

(Exact name of registrant as specified in its charter)

16285 Park Ten Place, Suite 500

Houston, Texas 77084

(713) 722-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value of $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

EXPLANATORY NOTE

On October 5, 2021, pursuant to the transactions contemplated by the Agreement and Plan of Merger, dated as of July 10, 2021 (the “Merger Agreement”), by and between Lonestar Resources US Inc., a Delaware corporation (“Lonestar”), and Penn Virginia Corporation, a Virginia corporation (“Penn Virginia”), Upsilon Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Penn Virginia (“Merger Sub Inc.”), was merged with and into Lonestar (the “First Merger”), with Lonestar continuing as the surviving corporation in the First Merger (the “Surviving Corporation”), and, immediately following the First Merger, the Surviving Corporation was merged with and into Pi Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Penn Virginia (such merger, the “Second Merger”), as a result of which Lonestar became a wholly-owned, subsidiary of Penn Virginia. As a result of such transactions, the class of securities listed on the cover page hereto were cancelled and ceased to exist.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 7, 2021

	By:	/s/ Katherine Ryan
	Name:	Katherine Ryan
	Title:	Vice President, Chief Legal Counsel and Corporate Secretary